Exhibit 12
MASCO CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Six
	Months
	Ended
	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net	$537	$914	$1,425	$1,604	$1,302	$911

Deduct equity in undistributed (earnings) of fifty-percent-or- less-owned companies	—	(1)	(1)	(1)	—	(10)

Add interest on indebtedness, net	131	241	246	214	252	226

Add amortization of debt expense	3	4	6	6	13	13

Add estimated interest factor for rentals	27	52	40	33	31	23

Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends	$698	$1,210	$1,716	$1,856	$1,598	$1,163

Fixed Charges:
Interest on indebtedness	$132	$241	$244	$214	$252	$224

Amortization of debt expense	3	4	6	6	13	13

Estimated interest factor for rentals	27	52	40	33	31	23

Total fixed charges	$162	$297	$290	$253	$296	$260

Preferred stock dividends(a)	$—	$—	$—	$8	$16	$14

Combined fixed charges and preferred stock dividends	$162	$297	$290	$261	$312	$274

Ratio of earnings to fixed charges	4.3	4.1	5.9	7.3	5.4	4.5

Ratio of earnings to combined fixed charges and preferred stock dividends	4.3	4.1	5.9	7.1	5.1	4.2

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	4.4	5.5	6.2	7.3	5.0	4.8

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2007 non-cash, pre-tax impairment charge for financial investments of $10 million; 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million; the 2005 pre-tax income related to the Behr litigation settlement of $6 million, the non-cash, pre-tax impairment charges for goodwill and financial investments of $43 million and $45 million, respectively; the 2004 pre-tax income related to the Behr litigation settlement of $30 million, the non-cash, pre-tax impairment charges for goodwill of $50 million and the pre-tax impairment charge of $21 million related to a marketable security; the 2003 pre-tax income related to the Behr litigation settlement of $72 million and the non-cash, pre-tax goodwill impairment charges of $48 million; and the 2002 pre-tax net charge of $147 million related to the Behr litigation settlement.

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